Exhibit 12

BNP U.S. FUNDING L.L.C.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED SECURITIES DIVIDENDS

(in thousands, except ratios)

For the Six months Ended June 30, 2007 (unaudited)
Net income	$34,568
Fixed charges:
Accounting and Tax fees	36
Trustee fees	65
Administrative and consulting fees	353
Total fixed charges	454
Earnings before fixed charges	$35,022
Fixed charges, as above	454
Ratio of earnings to fixed charges	77.10
Preferred securities dividend	19,345
Fixed charges including preferred securities dividends	$19,799
Ratio of earnings to fixed charges and preferred securities dividend	1.77